Exhibit 99

-FOR IMMEDIATE RELEASE-

ELRON ANNOUNCES THAT NETVISION IS IN NEGOTIATIONS TO ACQUIRE

SHARES IN HOT

Tel Aviv, April 17, 2008 - Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), today announced that Netvision (TASE:NTSN), 16% held by Elron, announced yesterday that it is in negotiations with Bank Leumi LeIsrael to acquire its shares in HOT Communications Systems Ltd.(TASE:HOT) (“HOT”), an Israeli telecommunications and cable television company, which amount represents 15% of the issued and outstanding shares of HOT. There can be no assurance that such transaction will be consummated or if consummated, on what terms.

Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), a member of the IDB Holding group, is a leading Israel-based technology holding company directly involved in the long-term performance of its group companies. Elron identifies potential technologies, creates strategic partnerships, secures financing, and recruits highly qualified management teams. Elron's group companies currently comprise a diverse range of publicly-traded and privately held companies primarily in the fields of medical devices, information & communications technology, clean technology and semiconductors. For further information, please visit www.elron.com

Company Contact:

Rinat Remler, Vice President & CFO

Elron Electronic Industries Ltd.
Tel. 972-3-6075555
elron@elron.net

(Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider)